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                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
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(212) 818-8881                                                     NUMBER

Juniper Partners Acquisition Corporation
56 West 45th Street, Suite 805
New York, New York  10036

                  Re: Merger with Firestone
                      ---------------------

Dear Sirs:

         We have acted as counsel to Juniper Partners Acquisition Corporation
("Juniper"), a Delaware corporation, in connection with the proposed merger of its wholly owned subsidiary Firecomm Acquisition, Inc., ("Merger Sub"), a
Delaware corporation, with and into Firestone Communications, Inc.
("Firestone"), a Delaware corporation, for shares of common stock and warrants of Juniper. As a result of the merger, Firestone will become a wholly owned subsidiary of Juniper. You have requested our opinion in connection with the federal income tax consequences of the proposed merger to Juniper and Firestone and the stockholders of Juniper and Firestone.

                                      FACTS

         The relevant facts are set forth in the Proxy Statement on Form S-4 filed with the Securities and Exchange Commission on ______________, 2006, File
No. __________, as amended (the "Proxy Statement"), and the Agreement and Plan of Merger, dated as of August 15, 2006, among Juniper, Merger Sub, Firestone and certain of the stockholders of Firestone ("Merger Agreement"). For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

         A summary of the facts are as follows: Juniper was organized February
3, 2005 to effect

Juniper Partners Acquisition Corporation

a business combination with an unidentified operating business. Its assets consist primarily of cash in a trust account. The outstanding common stock and warrants of Juniper are publicly held and are traded on the OTCBB. Firestone, established in 2003, is the owner and operator of Sorpresa! - the Nation's first children's cable television network to broadcast exclusively in Spanish. It has three revenue streams: a television network, a network origination center, and television production services.

         Under the Merger Agreement, Merger Sub will be merged with and into
Firestone and Firestone will continue as the surviving corporation, becoming a wholly owned subsidiary of Juniper. On the effective date of the merger
("Effective Date"), the holders of the outstanding shares of common stock of
Firestone and the holders of Firestone's Series B preferred stock, who will convert such shares into shares of Firestone common stock prior thereto, will exchange for such shares 2,800,000 shares of Juniper common stock, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone's trade payables at the time of closing. In addition, former holders of
Firestone's Series B preferred stock will receive warrants to purchase 250,000 shares of Juniper's common stock identical in form of Juniper's existing Class W and Class Z warrants, with an exercise price of $5.00 per share.

         The Merger Agreement also provides for Firestone's stockholders to receive Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper's common stock, exercisable at $5.00 per share, if Firestone attains certain specified revenue and subscriber targets in the years 2007 and
2008 as follows:

   ---------------------- ------------------------- ------------------------
     Year                   Revenue Target            Warrants
     ----                   --------------            --------
   ---------------------- ------------------------- ------------------------
     2007                   $20,000,000               500,000
   ---------------------- ------------------------- ------------------------
     2008                   $30,000,000               500,000
   ---------------------- ------------------------- ------------------------

   ---------------------- ------------------------- ------------------------
     Year                   Subscriber Target         Warrants
     ----                   -----------------         --------
   ---------------------- ------------------------- ------------------------
     2007                   3,500,000                 500,000
   ---------------------- ------------------------- ------------------------
     2008                   4,500,000                 500,000
   ---------------------- ------------------------- ------------------------

          Of the shares to be issued to the Firestone stockholders at the
Closing, 10% of these shares, or 280,000 shares, will be placed in escrow to secure Juniper's indemnity rights under the Merger Agreement. The Firestone stockholders retain their right to vote their shares and receive cash dividends on the escrowed shares. Under Section 2(f)(iii) of escrow agreement the
Firestone stockholders may substitute cash for the escrowed stock.

         In the proposed merger, all of the assets of Firestone will be acquired by Merger Sub and Juniper will own 100% of the outstanding common stock of
Firestone.

Juniper Partners Acquisition Corporation

         Juniper's stockholders will continue to hold the shares of Juniper common stock that they owned prior to the merger. Holders of Firestone capital stock, other than the stockholders who executed the Merger Agreement, who properly demand appraisal of their shares in writing are entitled to appraisal rights and to receive cash payment of the fair value of their shares. Holders of
Juniper common stock issued in its IPO have the right to vote against the merger proposal and demand that Juniper convert such shares into a pro rata portion of the trust account.

                                     THE LAW

         The Internal Revenue Code of 1986, as amended ("IRC") provides that in a "reorganization" exchanges of property and stock or securities do not result in a taxable event. The term "reorganization" is defined by IRC Section
368(a)(1)(A) to include mergers. IRC Section 368(a)(2)(E) allows reorganization treatment when a controlled subsidiary merges into the target company (which emerges as the surviving corporation) and shareholders of the target exchange their stock for stock of the parent corporation, a so-called
"reverse-subsidiary-merger" acquisition. This type of reorganization is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2)
after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent. Each of the foregoing requirements is complied with in the proposed merger.

         IRC Section 354(a)(1) provides that no gain or loss is recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization. Treasury Regulations Sec. 1.354-1(e) provides that the term
"securities includes rights issued by a party to the reorganization to acquire its stock. For purposes of this section and section 356(d)(2)(B), a right to acquire stock has no principal amount." Treasury Regulations ss.1.356-3(b), (c)
extend the nonrecognition rules of a reorganization to the exchange of stock for warrants. The rules regarding the exchange of stock for stock and warrants is summed up by Ginsberg and Levin, Mergers, Acquisitions, and Buyouts, July 2006
edition, at P. 604.1.2 as follows:

                     If Parent acquires Target' stock through a Reverse
           Subsidiary Merger in which Target's shareholders receive a combination of Parent voting stock and new Parent warrants, the transaction qualifies as a reorganization under Code ss.368(a)(2)(E)
           so long as an amount of Target stock constituting "control" within the meaning of Code ss.368(c) is acquired in exchange for Parent voting stock. If the transaction does qualify as a reorganization,
           Target's shareholders

Juniper Partners Acquisition Corporation

           receiving a combination of Parent stock and Parent warrants will recognize no gain under Reg. ss.1.354-1(e) and ss.1.356-3(b)
           after 3/8/98.

         IRC Section 358 provides that in the case of an exchange to which section 354 applies, the "basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged." IRS Section 361 provides that "[n]o gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan or reorganization, solely for stock or securities in another corporation a party to the reorganization."

         IRC Section 1032 provides that "no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock
(including treasury stock) of such corporation."

         The Internal Revenue Service holds that a subsidiary recognizes no gain or loss upon the issuance of its parent's stock in connection with a reorganization. See Treasury Regulations ss.1.1032.2; Rev. Rul. 57-278, 1957-1
Cum. Bul. 124. When a subsidiary is a transitory first-tier subsidiary used to effect a reverse subsidiary-merger, the subsidiary may be disregarded and the transaction recharacterized as a direct acquisition by the parent and thereby protected by IRC Section 1032. cf. Rev. Rul. 73-427, 1973-2 Cum. Bul. 301.

         IRC Section 61 provides that gross income includes "gains derived from dealings in property." IRC Section 1001 provides that gain or loss shall be recognized on "the sale or exchange of property" and gain shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis" of the property. IRC Section 1221 defines a "capital asset" as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. IRC Section
1222(3) defines "long-term capital gain" as gain from the sale or exchange of a capital asset held for more than one year.

                                     OPINION

         Assuming that the above factual statements are the same on the
Effective Date, our opinion of the Federal income tax consequences of the proposed merger to Juniper and Firestone and Juniper and Firestone stockholders who hold their stock as a capital asset, based upon existing provisions of the
IRC, is:

         1. The merger of Merger Sub into Firestone will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
Code.

         2. No gain or loss will be recognized by Juniper upon the issuance of its stock in connection with the proposed merger.

Juniper Partners Acquisition Corporation

         3. No gain or loss will be recognized by Merger Sub in connection with the proposed merger.

         4. No gain or loss will recognized by stockholders of Juniper if their conversion rights are not exercised.

         5. A stockholder of Juniper who exercises conversion rights and effects a termination of the stockholders' interest in Juniper will be required to recognize gain or loss upon the exchange of that stockholders' shares of common stock of Juniper for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of Juniper common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of
Juniper common stock is more than one year.

         6. No gain or loss will be recognized by stockholders of Firestone who receive shares of Juniper common stock or shares of common stock and warrants in exchange for shares of Firestone common and preferred stock.

         7. The aggregate tax basis of the Juniper common stock and warrants received in the merger will be equal to the aggregate tax basis of the Firestone common and preferred stock for which they are exchanged.

         8. The holding period (for tax purposes) of Juniper common stock and warrants received in exchange for shares of Firestone common and preferred stock will include the holding period of the Firestone common and preferred stock for which they are exchanged.

         9. Any Firestone stockholder who exercises his or her appraisal rights and who receives cash in exchange for his or her shares of Firestone stock will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such stockholders shares of Firestone common and preferred stock.

         This opinion is furnished to you for your benefit in connection with the transactions contemplated by the Merger Agreement and sets forth all material federal income tax consequences arising out of the Merger.

         We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Prospectus.

                                                 Very truly yours,